Q1 2019 Results Review May 7, 2019 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q1 2019 | Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Non-GAAP measures (definition and reconciliation in appendix) FY 2019E Financial Targets Reaffirmed Note: @CC means at constant currency Industrial Activities Adj. EBIT (1) Up 7% Available Liquidity (1) $10bn Net Industrial Debt (1) $1.5bn Industrial Activities Adj. EBIT Margin Up 50 bps Industrial Activities Net Sales Up 2% at CC Adj. Diluted EPS (1) Up 29% Q1 Record high

Q1 2019 | Industry and Company Unit Performances

4

TRACTORS		NA	EU	SA	RoW	WW
	0-140 HP	*4%*	*12%*	*2%*	*(12%)*	***(8%)***
	140+ HP	*(3%)*				

COMBINES	NA	EU	SA	RoW	WW
	28%	*(17%)*	*36%*	*7%*	***7%***

COMPANY ACTUALS (Units)

- Worldwide deliveries down 2% in Tractors and up 1% in Combines vs. last year
- Worldwide production down 4% vs. last year
- Worldwide inventory was up 16% in Tractors and down 5% in Combines

COMPACT AND SERVICE EQ.	NA	EU	SA	RoW	WW
	Flat	5%	(4%)	9%	**5%**

GENERAL CONSTRUCTION | ROAD BUILDING AND SITE PREPARATION	NA	EU	SA	RoW	WW
General CE	1%	5%	(19%)	4%	**3%**
R&S	10%	17%	(18%)	(13%)	**(4%)**

- Worldwide deliveries down 9% (Compact and service down 11%, General Construction up 1% and Road & Site down 8%)
- Worldwide production Flat vs. last year (Compact and service down 8%, General Construction up 37% and Road & Site down 10%)
- Worldwide inventory was up 22%

TRUCKS > 3.5T	NA	EU	SA	RoW	WW
LCV	-	11%	21%	(7%)	**6%**
M&H	-	4%	16%	(2%)	**2%**

BUSES	NA	EU	SA	RoW	WW
	-	(1%)	34%	(2%)	**6%**

- Trucks market share in EU at 10.4% (down 1.2 p.p. vs. last year)
- Trucks worldwide production down 10% vs. last year with company inventory down 9% vs. last year
- Trucks book-to-bill at 1.19 in EU and 0.93 in SA (orders in Brazil up 50% vs. Q1 '18)
- Buses market share in EU at 18.5% (up 2.4 p.p. vs. last year)
- Buses worldwide production down 7% vs. last year with company inventory down 21% vs. last year
- Buses book-to-bill at 1.24 in EU and 1.0 in SA

CNH INDUSTRIAL

Q1 2019 Results Review

May 7th, 2019

Q1 2019 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Q1 2019   Q1 2018   Δ U.S. GAAP Revenues ($mn) 6,457 6,773 (4.7)% Net Sales | Industrial Activities ($mn) 6,006 6,300 (4.7)% Net Income ($mn) 264 202 30.7% Diluted EPS ($) 0.19 0.14 0.05 Non – GAAP (1) Adjusted EBIT | Industrial Activities ($mn) 278 261 6.5% Adjusted EBIT Margin | Industrial Activities (%) 4.6% 4.1% 50 bps Adjusted EBITDA | Industrial Activities ($mn) 525 547 (4.0)% Adjusted EBITDA Margin | Industrial Activities (%) 8.7% 8.7% 0.0 bps Adjusted Effective Tax Rate 26% 26% 0.0 bps Adjusted Net Income ($mn) 248 204 21.6% Adjusted Diluted EPS ($) 0.18 0.14 0.04 Mar 31, 2019 Dec 31, 2018 Δ Net Industrial (Debt) ($bn) (1.5) (0.6) (0.9) Available Liquidity ($bn) 10.0 8.9 1.1 Note: Numbers may not add due to rounding

Q1 2019 | Industrial Activities Net Sales Net Sales split (1) BY SEGMENT AG CE C&SV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations BY CURRENCY EUR 48% USD 23% BRL 7% CAD 4% GBP 1% AUD 3% OTHER 14% Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency ($mn) 6,300 45 (16) 134 (68) 22 6,417 (411) 6,006 Q1 2018 AG CE C&SV PT ELIM & OTHER Q1 2019 @ CC (*) FX TRANSLATION Q1 2019 CHANGE IN NET SALES AT CONSTANT CURRENCY 117 1.9% Net Sales walk BY REGION NA (North America) EU (Europe) SA (South America) RoW (Rest of World) CHANGE IN NET SALES (294) (4.7%)

Q1 2019 | Adj. EBIT walk Non-GAAP measures (definition and reconciliation in appendix) 404 49 52 (50) (3) (34) (16) 19 (12) 409 Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER FS Adj. EBIT Q1 2018 Q1 2019 6.0% 6.3% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT Up 6.5% ($mn) (*) PT Pricing net within Volume & Mix

Q1 2019 | Industrial Activities Adj. EBITDA & Adj. EBIT walk by segment Non-GAAP measures (definition and reconciliation in appendix) 547 286 261 (18) 13 2 1 19 278 247 525 Adj. EBITDA D&A Adj EBIT AG CE C&SV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Gross Margin 16.6% 21.2% 14.1% 11.5% 15.0% 17.3% Y-o-Y Change 40 bps 280 bps Flat 220 bps 70 bps Q1 2018 Q1 2019 CHANGE IN ADJUSTED EBIT 17 8.7% 4.1% 4.6% 8.7% (*) Including unallocated items ($mn)

AG | Financial Results Adj. EBITDA & Adj. EBIT walk NA EU SA RoW TRACTORS COMBINES OTHERS Q1 ’19 Change vs. prior year 265 79 186 (4) 48 (39) (1) (20) (2) 168 75 243 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2018 Q1 2019 Net Sales 9.8% Q1 ’19 Change vs. prior year Q1 2019 Q1 2018 Δ Δ at CC 2,490 2,579 (3.5)% 1.7% 10.3% 7.2% 6.7% Note: at CC means at constant currency ($mn) Improved sales volume in NA row crop sector and sustained demand in Brazil, more than offset by general slowdown of Turkey and dry weather in Australia Positive price realization performance across all regions Raw material and tariffs headwinds Increased R&D spending (up 19% at CC) related primarily to precision farming and compliance with Stage V emission requirements

CE | Financial Results Adj. EBITDA & Adj. EBIT walk NA EU SA RoW C&S (*) General CE (*) R&S (*) 2.3% 0.0% 2.0% 4.2% 16 16 - (6) 18 1 (1) (3) 4 13 14 27 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2018 Q1 2019 Q1 ’19 Change vs. prior year Q1 ’19 Change vs. prior year Net Sales Q1 2019 Q1 2018 Δ Δ at CC 640 682 (6.2)% (2.3%) (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation ($mn) Negative volume due to selective inventory destocking actions in our NA dealer network Favorable net price realization across product portfolio Production efficiencies more than offsetting raw material and tariff headwinds Note: at CC means at constant currency

C&SV | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW n.m. TRUCKS BUSES SPECIALTY VEHICLES 8.3% 2.0% 2.1% 7.3% 206 157 49 54 (14) (16) 3 (8) (17) 51 126 177 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2018 Q1 2019 Q1 ’19 Change vs. prior year Q1 ’19 Change vs. prior year Net Sales 2019 2018 Δ Δ at CC 2,414 2,495 (3.2)% 5.4% Positive volume in light trucks and buses and favorable product mix Positive underlying price performance more than offset by negative FX exchange transaction and y-o-y hedge impacts Higher production costs including negative absorption from lower volumes in our M&H Duty operations and increased product development spending Negative FX Translation primarily in Europe Lower D&A due to reduced Buy-Back activity and FX Translation Note: at CC means at constant currency

PT | Financial Results Adj. EBITDA & Adj. EBIT walk NA EU SA RoW ENGINES TRANSM. AXLES 129 34 95 5 4 (4) (3) (1) 96 32 128 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2018 Q1 2019 Q1 ’19 Change vs. prior year Q1 ’19 Change vs. prior year (*) 3rd Party sales at 47% in 2019 vs. 48% last year ($mn) Net Sales (*) 2019 2018 Δ Δ at CC 1,036 1,186 (12.6)% (5.7%) 12.4% 10.9% 8.0% 9.3% Favorable product mix and manufacturing efficiencies Increased SG&A expenses to support segment’s commercial expansion activity, and higher product development spending Note: at CC means at constant currency

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) Q1 ’19 retail originations at $2.2bn, flat compared to March 31, 2018 Managed portfolio* at $26.1bn, down $0.4bn compared to March 31, 2018 (up $1.2bn on a constant currency basis) $26.5bn $26.1bn Mar. 31, 2018 Mar. 31, 2019 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (**) RoA defined as: PBT / average managed assets annualized Net Income ($mn) 103 95 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2016 2017 2018 2019 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2016 2017 2018 2019 Profitability Ratios Gross Margin / Average Assets on Book ROA (**) Net income was down primarily due to reduced interest spreads, partially offset by improved cost of risk and operating lease performance, as well as higher average portfolios in South America and Rest of World

Q1 2019 | Net Industrial Cash Flow and Available Liquidity

14

($bn)

Net Ind. Debt and Net Ind. Cash Flow (1)



(1.0)
(1.5)
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Net Industrial Debt
Net Industrial Cash Flow

Change in Working Capital



Q1 2019
Q1 2018
Cash inflow
Cash outflow
(1.1)
TRADE RECEIVABLES
INVENTORIES
TRADE PAYABLES
OTHER
CHG IN WORKING CAPITAL

Available Liquidity

Cash and Available Committed Lines



10.0
5.5
4.5
2013
2014
2015
2016
2017
2018
Mar 31, 2019
Cash
Undrawn Lines

- In March, CNH Industrial signed a €4bn committed revolving credit facility, replacing an existing 5-year €1.75bn facility The new credit facility has a 5-year tenor with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date.
- In March, CNH Industrial Finance Europe S.A. issued €600mn in principal amount of 1.75% notes due 2027 and guaranteed by CNH Industrial N.V.

Q1 2019 | Ratios

- Liquidity to LTM revenue ratio at **34.1%**
- Industrial Gross debt (*) to Adj. Industrial EBITDA at **1.98x** vs. 2.36x last year
- Net Industrial debt (*) to Adj. Industrial EBITDA at **0.57x** vs. 0.82x last year

(1) Non-GAAP measures (reconciliation in appendix) (*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt

CNH INDUSTRIAL Q1 2019 Results Review May 7th, 2019

Q1 2019 | Investment in Future Growth Total spending in new products was $149mn, up 23% vs. last year Digitalization; Electrification; Autonomous & Telematics Regulatory Other New Products and Upgrades (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $77mn up 26% vs. last year Capex at 1.3% of net sales in Q1 2019 61 77 CAPEX (1) ($mn) R&D at $244mn up 7% vs. last year R&D running above 4% of net sales in Q1 2019, in line with full year expectation R&D (1) 244 227

FY 2019E US GAAP Financial Targets and Market Outlook

17

FY 2019E | Industry Outlook (*)

TRACTORS		NA	EU	SA	RoW	WW
	0-140 HP	Flat	Flat – 5%	Flat – 5%	(5%) - Flat	**Flat**
	140+ HP	Flat – 5%				

COMBINES	NA	EU	SA	RoW	WW
	Flat – 5%	(10%) – (5%)	Flat	(5%) - Flat	**Flat**

COMPACT AND SERVICE EQ.	NA	EU	SA	RoW	WW
	Flat	5%	5%	Flat	**5%**

GENERAL CONSTRUCTION | ROAD BUILDING AND SITE PREPARATION		NA	EU	SA	RoW	WW
	General CE	5%	Flat	Flat	Flat	**Flat**
	R&S	5% - 10%	5%	Flat	Flat	**Flat**

TRUCKS > 3.5T		NA	EU	SA	RoW	WW
	LCV	-	5%	~ 20%	Flat	**~ 5%**
	M&H	-	(5%) - Flat	~ 15%	Flat	**Flat**

BUSES	NA	EU	SA	RoW	WW
	-	Flat	~ 10%	Flat	**Flat**

NOTE: Total Industry Volume FY 2019E vs. FY 2018 reflecting aggregate for key markets where Company competes
(*) New Regional split definition in Appendix

Key Highlights

- Sentiment of agricultural end-markets muted in the short-term due to:
  - uncertainties related to the trade tensions still unresolved,
  - spillover implications of negative weather events (Australia and Northern Europe), and
  - geopolitical and macroeconomic uncertainties (including the earlier than normal run out of the subsidized funding scheme in Brazil in anticipation of next crop season renewal expected for later in the second quarter)
  - Used equipment inventories down and assisting in the support of new equipment sales
  - Late planting season in the Great Plains in NA has delayed ramp up of the business during the early spring time
- CE positive indications in the North American non-residential construction industry supportive of General and Road building demand
  - Housing starts sluggish, but indicators overall are mixed and range bound
- CV market in EU for Heavy and Light trucks expected to be flat
  - Stable end-user demand in Europe for light duty trucks and acceleration on LNG heavy duty trucks
  - Brazil truck demand continues to recover off low base

CNH INDUSTRIAL Q1 2019 Results Review May 7th, 2019

FY 2019E | US GAAP Financial Targets (1) 2019 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019 (2)Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain FY 2019E Guidance reaffirmed (1): vs. FY 2018 Net Sales of Industrial Activities ~ $28bn Modestly up Adjusted diluted EPS (2) $0.84 - $0.88 up 5% / 10% Net Industrial Debt $(0.2)bn - $(0.4)bn down $0.4bn / $0.2bn Key Highlights Increased investment in organic growth with Capex and R&D up year-over-year reaching 2.5% and 4% of sales respectively Operating Cash Flow will be about $200 million higher than in 2018 Effective tax rate flat at 27%

Closing Remarks

Q1 2019 | New Initiatives and Awards AG | ConectarAGRO CNH Industrial signs partnership agreement to bring state-of-the-art connectivity to Brazilian agriculture. The company has participated in the creation of ConectarAGRO, a consortium of eight partners from the agribusiness and telecommunications fields, whose aim is to bring open connectivity solutions to all the agricultural regions of Brazil New Engine WCM: Iveco Valladolid The IVECO manufacturing facility in Valladolid, Spain has achieved Gold status in the WCM program becoming the second site, after the Madrid plant, to do so. This recognition coincides with the international launch of the new IVECO Daily van which will be manufactured at the plant AG: SIMA Innovation Awards At SIMA AG show in Paris, Case IH and New Holland teams win four “Machine of the Year” awards to recognize Company’s investments in innovation NH | FPT | IVECO | Bio-methane Agreement A MoU for the development of biomethane in the transport sector in Italy was signed in April, by FPT Industrial, New Holland Agriculture and IVECO and Confagricoltura (General Confederation of Italian Agriculture), CIB (Italian Biogas Consortium), ENI, Snam New Engine New Engine New Engine

Q1 2019 | New Product Highlights and Concepts

21



IVECO: New Daily MY19

The commercial vehicle that will '**Change your business perspective.** The New Daily sets new standards in on-board living and driving experience and makes important strides towards **autonomous driving** and enhanced safety features



New Daily Minibus

The New Daily Minibus takes **connectivity** to a new level, unlocking a world of highly personalized services.



New Daily 4x4

The New Daily 4x4 full line-up offer of all-road and off-road go- anywhere vehicles up to 7 tonnes GVW



CASE Construction | Project TETRA

CASE Construction Equipment unveils its methane-powered wheel loader concept – Project TETRA – at bauma 2019 and its vision for the future of sustainable construction



New Holland Agriculture

The MethanePowered Concept Tractor, was recognized at SIMA 2019 for its reimagined design features and its pioneering alternative fuel technology



Case IH

New AFS Connect™ Magnum™ series tractors, giving producers a new way to run their businesses — with the freedom to adjust, manage, monitor and transfer data the way they want

CNH INDUSTRIAL

Q1 2019 Results Review

May 7th, 2019

Q1 2019 | Major initiatives FOOTPRINT OPTIMIZATION Footprint optimization analysis in progress with early findings expected to be unveiled in connection with our strategic plan presentation at our upcoming Capital Markets Day NEW ORGANIZATION Ongoing roll-out of the new organization roles with the aim of looking at span of control optimization and reduction of organizational layers to become more customer centric, more lean and agile WORLD CLASS MANUFACTURING & WORLD CLASS ORGANIZATION World Class Manufacturing (WCM) program continues to deliver year-over-year productivity improvements On the back of the success of WCM we are now applying same principles in other areas, namely logistics, engineering and finance 80:20 Pilot in Construction North America now concluded; as first step a reduction of configurations of 46% starting in Q2 2019 Started analysis in Agricultural and After Market Service (AMS) in North America

FY 2019 | Corporate Calendar June July August September October November December Capital Markets Day: September 3rd, 2019 Capital Markets Day Quarterly Results & Analysts’ call conference August 1, 2019 November 6, 2019 September 3, 2019 New York Stock Exchange, NY City Q2 2019 Q3 2019

Appendix

Industrial Activities | Q1 2019 Net Sales Split Agriculture Q1 2019 | Split Chg. vs. Q1 ’18 Construction Q1 2019 | Split Chg. vs. Q1 ‘18 By region: By region: NA 35% 11% NA 47% (6%) EU 37% (2%) EU 21% (3%) SA 14% (3%) SA 11% (8%) RoW 14% (29%) RoW 21% (9%) By product: By product: TRACTORS 58% (5.7%) C&S (*) 47% (9.6%) COMBINES 19% 0.2% General CE (*) 44% 0.9% OTHERS 23% (0.4%) R&S (*) 9% (16.8%) Commercial & Specialty Vehicles Q1 2019 | Split Chg. vs. Q1 ’18 Powertrain Q1 2019 | Split Chg. vs. Q1 ‘18 By region: By region: NA n.m. n.m. NA 3% (6%) EU 82% (2%) EU 72% (13%) SA 6% (13%) SA 6% (6%) RoW 12% (12%) RoW 19% (13%) By product: By product: TRUCKS 81% (5.9%) ENGINES 89% (13.5%) BUSES 15% 15.2% TRANSM. 2% (18.1%) OTHERS 4% (4.6%) AXLES 9% (12.7%) Note: Numbers may not add due to rounding (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. Q1 2019 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) 169 95 264 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 53 - 53 Foreign exchange (gains) losses, net 9 - 9 Finance and non-service component of Pension and other post-employment benefit costs(2) (15) - (15) Income tax expense 54 36 90 Adjustments: Restructuring expenses 3 - 5 - - 8 - 8 Adjusted EBIT 168 13 51 96 (50) 278 131 409 Depreciation and Amortization 75 14 47 32 - 168 1 169 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 79 - - 79 65 144 Adjusted EBITDA 243 27 177 128 (50) 525 197 722 ($mn)

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) Q1 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1)           99 103 202 Add back:                 Interest expenses of Industrial Activities, net of interest income and eliminations           93   - 93 Foreign exchange (gains) losses, net 25 - 25 Finance and non-service component of Pension and other post-employment benefit costs           18 - 18 Income tax expense           23 40 63 Adjustments:                 Restructuring expenses - - 3 - - 3 - 3 Adjusted EBIT 186 0 49 95 (69) 261 143 404 Depreciation and Amortization 79 16 55 34 - 184   1 185 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 102 - - 102 66 168 Adjusted EBITDA 265 16 206 129 (69) 547 210   757

Q1 2019 Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP   Q1 2019   Q1 2018   Net income (loss) 264   202 Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) (22)   3 Adjustments impacting Income tax (expense) (b) 6   (1)       Adjusted net income 248   204 Adjusted net income attributable to CNH Industrial N.V. 241   198 Weighted average shares outstanding – diluted (million) 1,356   1,368 Adjusted diluted EPS ($) 0.18   0.14 Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 349   246 Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) (22)   3 Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A) 327   249 Income Tax (expense) (90)   (63) Adjustments impacting Income tax (expense) (b) 6   (1) Adjusted income tax (expense) (B) (84)   (64) Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 26%   26% ($mn)

Q1 2019 Q1 2019   Q1 2018   (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates Restructuring expenses 8 3 Pre-Tax gain related to the modification of certain healthcare benefits in the U.S. (30) - Total (22)   3         (b) Adjustments impacting Income tax (expense)       Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 6 (1) Total 6   (1) ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q1 2019 Q1 2018 Investments in property, plant and equipment, and intangible assets (1) 77 61 Breakdown by Category NEW PRODUCT & TECHNOLOGY 42% 34% MAINTENANCE & OTHER 54% 59% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 4% 7% Breakdown by Segment AGRICULTURAL 49% 47% CONSTRUCTION 7% 8% COMMERCIAL & SPECIALTY VEHICLES 30% 33% POWERTRAIN 14% 12% ($mn)

Reconciliation to Operating Cash Flow (US GAAP) (*) Not included in Net Industrial Debt definition Q1 2019 Q1 2018 Net Cash provided by (used in) Operating Activities (814) (554) Change in Derivatives hedging debt (*) 3 (4) Expenditures on Buyback and Op Lease Assets (100) (196) Operating Cash Flow (911) (754) ($mn) Industrial Activities

Liquidity & Debt Maturity 1 Represents cash portion of debt maturities as of 03/31/2019 2 Of which $0.8bn Restricted Cash Undrawn M/T unsecured Committed Lines Bank Debt Capital Market Cash Other Available Liquidity ($bn) 10.0 (2.3) (2.6) (1.9) (1.4) (1.4) (3.4) As of 03/31/19 2019 2020 2021 2022 2023 Beyond Available liquidity at Mar 31, 2019 was $10.0bn, compared to $8.9bn at Dec 31, 2018 $4.5bn of cash & cash equivalents (2) $5.5bn undrawn under medium-term committed unsecured credit lines Q1 2019 | Highlights Debt Maturity Schedule (1) ($bn)

Reconciliation of Total Debt to Net Debt (US GAAP) Mar 31, 2019 Dec 31, 2018 Mar 31, 2019 Dec 31, 2018 Mar 31, 2019 Dec 31, 2018 Third party debt (23,807) (24,445) (5,242) (5,211) (18,565) (19,234) Intersegment notes payable - - (1,210) (1,136) (1,662) (1,202) Total (Debt) (1) (23,807) (24,445) (6,452) (6,347) (20,227) (20,436) Plus:             Cash and cash equivalents 3,673 5,031 3,226 4,553 447 478 Restricted cash 786 772 49 - 737 772 Intersegment notes receivables - - 1,662 1,202 1,210 1,136 Derivatives hedging debt (6) (8) (6) (8) - - Net (Debt) / Cash (2) (19,354) (18,650) (1,521) (600) (17,833) (18,050) Consolidated Industrial Activities Financial Services ($mn) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,210 million and $1,136 million as of March 31, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,662 million and $1,202 million as of March 31, 2019 and December 31, 2018, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $452 million and $66 million as of March 31, 2019 and December 31, 2018, respectively.

From Total Debt to Net Industrial Debt Mar 31, 2019 Dec 31, 2018 Total (Debt) (1) (23,807) (24,445) Financial Services Third Party Debt 18,565 19,234 Intersegment Note Payables (1,210) (1,136) Intersegment Note Receivables 1,662 1,202 Cash and cash equivalents 3,226 4,553 Restricted cash 49 - Derivatives hedging debt (6) (8) Net Industrial (Debt) / Cash (2) (1,521) (600) Q1 2019 Q1 2018 Net industrial (debt)/cash at beginning of period (600) (908) Adjusted EBITDA of Industrial Activities 525 547 Cash interest and taxes (142) (162) Changes in provisions and similar(1) (162) (134) Change in working capital (1,132) (1,005) Operating cash flow (911) (754) Investments in property, plant and equipment, and intangible assets(2) (77) (61) Other changes (23) (10) Net industrial cash flow (1,011) (825) Capital increases and dividends(3) (1) (91) Currency translation differences and other 91 (99) Change in Net industrial debt (921) (1,015) Net industrial (debt)/cash at end of period (1,521) (1,923) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,210 million and $1,136 million as of March 31, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,662 million and $1,202 million as of March 31, 2019 and December 31, 2018, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $452 million and $66 million as of March 31, 2019 and December 31, 2018, respectively. ($mn) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. (3) Including share buy-back transactions.

Debt Maturity Schedule | Breakdown Outstanding Mar 31, 2019 2019 2020 2021 2022 2023 2024 Beyond (4.1) Bank Debt (1.2) (1.9) (0.4) (0.2) (0.2) (0.1) (0.1) (8.7) Capital Market (1.0) (0.7) (1.5) (1.2) (1.2) (0.5) (2.6) (0.2) Other Debt (0.1) (0.0) (0.0) (0.0) (0.0) (0.0) (0.0) (13.0) Cash Portion of (Debt) Maturities (2.3) (2.6) (1.9) (1.4) (1.4) (0.6) (2.7) 4.5 Cash & Cash Equivalents 0.8 of which restricted cash 5.5 Undrawn Committed credit lines 10.0 Total Available Liquidity Note: Numbers may not add due to rounding ($mn)

Total Equity – US GAAP to EU-IFRS | Reconciliation Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07). Mar 31, 2019 Dec 31, 2018 Total Equity in accordance with US GAAP 5,391 5,068 Development costs 2,289 2,344 Other adjustments (27) (65) Tax impact on adjustments and other income tax differences 107 125 Total adjustment 2,369 2,404 Total Equity in accordance with IFRS 7,760 7,472 ($mn)

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q1         2016 2017 2018 2019             MKT SHARE(1) Light (3.5-7.49t) 14.5% 14.2% 13.8%  13.1% M&H (≥7.5t) 8.8% 9.3% 8.2% 6.0%   Europe (*) 12.2% 12.2%  11.6% 10.4% B-TO-B Light (3.5-7.49t) 1.4 1.2 1.4 1.2 M&H (≥7.5t) 1.1 1.2 1.0 1.1   Europe 1.3 1.2  1.3 1.2           Δ 16/17 Δ 17/18 Δ 18/19         MKT SHARE(1) Light (3.5-7.49t)   (0.3) p.p. (0.3) p.p. (0.7) p.p. M&H (≥7.5t)   0.5 p.p. (1.1) p.p. (2.2) p.p.   Europe (*)   0.0 p.p. (0.5) p.p. (1.2) p.p. ORDERS Light (3.5-7.49t)   (9)%  17% (2)% M&H (≥7.5t)   (2)% (11)% (22)%   Europe   (7)%  9% (7)% DELIVERIES Light (3.5-7.49t)   2%  8% 9% M&H (≥7.5t)   (5)% 1% (27)%   Europe   (1)%  6% (1)%

New Geographic Information Starting from Q1 2019 the composition of our regions part of the geographic information have been amended as follow: North America (formerly NAFTA): United States, Canada and Mexico; Europe (member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, formerly included in EMEA); South America (formerly LATAM): Central and South America, and the Caribbean Islands; and Rest of World (Continental Asia - including Turkey and Russia - Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) ; African continent, and Middle East, formerly included in EMEA) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes:is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369